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                           June 14, 2023

       Kevin Wirges
       Chief Financial Officer and Treasurer
       CareMax, Inc.
       1000 NW 57th Court, Suite 400
       Miami, Florida 33126

                                                        Re: CareMax, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Form 10-K/A for the
Year Ended December 31, 2021
                                                            Correspondence
Letter dated May 15, 2023
                                                            File No. 1-39391

       Dear Kevin Wirges:

              We have reviewed your May 15, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 20, 2023 letter.

       Form 10-K for the Year Ended December 31, 2022

       Adjusted EBITDA, page 69

   1. We note your response to comment 1. In regard to compensation expenses of $4,425,000, which are being
adjusted for in your determination of Adjusted EBITDA, please address the following:
                                                            Please quantify the
amounts associated with stay-on bonuses, severance, and
                                                             duplicate
employees separately;
                                                            Discuss how you
determined that the expenses excluded are incremental costs and not normal,
recurring cash operating expenses necessary to operate your business;
                                                            With specific
reference to each compensation category (e.g. stay-on bonuses, severance and
duplicate employees costs), please more fully explain how the removal
 Kevin Wirges
CareMax, Inc.
June 14, 2023
Page 2
              of these costs are consistent with Question 100.01 of the Non-GAAP Financial
              Measures Compliance & Disclosure Interpretations, as updated December 13, 2022.
              In this regard, we note that these costs appear related to revenue generation;
                With regards to stay-on bonuses, please tell us the typical length of time the bonuses commit the employees to stay with the company; and
                Specifically tell us the periods over which these types of compensation costs are expected to be incurred. For any costs that extend beyond a year, please further explain how you determined that the adjustment for these costs is appropriate. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure
              Interpretations, as updated December 13, 2022.
2. We note your response to comment 3. Please clarify your disclosures in a similar manner to your response.
       You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if
you have any questions.



                                                               Sincerely,
FirstName LastNameKevin Wirges
                                                               Division of
Corporation Finance
Comapany NameCareMax, Inc.
                                                               Office of
Industrial Applications and
June 14, 2023 Page 2                                           Services
FirstName LastName